March 8, 2017

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549-3628

Attn:	Craig Arakawa Accounting Branch Chief Office of Beverages, Apparel, and Mining

	Re:	Fortuna Silver Mines Inc. Form 40-F for the Year Ended December 31, 2015 Filed March 29, 2016 Form 6-K furnished November 8, 2016 File No. 001-35297

Dear Mr. Arakawa:

We refer to the comment letter of the Securities and Exchange Commission (the "Commission") dated February 22, 2017, with respect to the Form 40-F for the year ended December 31, 2015 of Fortuna Silver Mines Inc. (the "Company") and the Form 6-K furnished by the Company to the Commission on November 8, 2016.  The Company and its auditors, lawyers and other advisors are reviewing and considering the comments with a view to addressing the comments as soon as practicable.  The Company has determined that additional time is required to properly consider and address the comments and respectfully requests an extension to March 15, 2017.  It is our expectation that the Company will be in a position to furnish the Commission with a response letter by that date.

Please telephone the undersigned at (604) 684-8026 if you have any questions or need any additional information.

Yours very truly,

FORTUNA SILVER MINES INC.

Per:	/s/ Sally Whittall
Sally Whittall Corporate Secretary

cc:	Brian McAllister (Securities and Exchange Commission)
Riccardo Leofanti (Skadden, Arps, Slate, Meagher & Flom LLP)